UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                                  NELNET, INC.
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                  64031N 10 8
                                 (CUSIP Number)


                                   12/31/2007
                      (Date of Event which Requires Filing
                               of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)
        [ ]  Rule 13d-1(c)
        [X]  Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8


1)      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Dunlap, Michael S.


2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [ ]


3)      SEC Use Only


4)      Citizenship or Place of Organization

        United States


Number of             5)  Sole Voting Power            8,829,089 (1) (3)
Shares
Beneficially          ----------------------------------------------------------
Owned
by Each               6)  Shared Voting Power          9,732,191 (2) (3)
Reporting
Person                ----------------------------------------------------------
With:
                      7)  Sole Dispositive Power       8,829,089 (1) (3)

                      ----------------------------------------------------------

                      8)  Shared Dispositive Power     9,732,191 (2) (3)


9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person                18,561,280 (3)


10)     Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions)               [  ]


11)     Percent of Class Represented by Amount in Row (9)        39.0%


12)     Type of Reporting Person (See Instructions)             IN    HC

(1) Includes (i) 4,634,878 shares of Class B common stock (which are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders); (ii) 1,701,000 shares of Class B common stock owned by the reporting person's spouse;
      (iii) 355 shares of Class A common stock held indirectly by the reporting person that were issued under the issuer's 401(k) plan matching stock program; and (iv) 2,492,856 shares of Class A common stock that were issued to the reporting person when Packers Service Group, Inc. ("Packers"), which held 11,068,604 shares of Class A common stock, was merged with and into a wholly owned subsidiary of the issuer (the "Merger") in exchange for the issuance to the shareholders of Packers (including the reporting person, who owned 28.3% of the outstanding capital stock of Packers at the time of the Merger and thus had previously reported beneficial ownership of the 11,068,604 shares of Class A common stock held by Packers) of a total of 10,594,181 shares of the issuer's Class A common stock. The number of shares of Class A common stock that were issued to the reporting person through the Merger stated herein also reflects a donation of 500,000 shares of Class A common stock made by the reporting person to a charitable fund.

(2) Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc., of which the reporting person is chairman and owns 50.0% of the outstanding capital stock, (ii) 1,207,135 shares of Class B common stock held by Union Bank and Trust Company ("Union Bank"), of which the reporting person is non-executive chairman and a significant shareholder through Farmers & Merchants Investment Inc. ("F&M"), as trustee for a grantor retained annuity trust ("GRAT") established by the reporting person, which amount reflects distributions during 2007 from the GRAT to the grantor under such GRAT of shares of Class B common stock, and
      (iii) 461,358 shares of Class B common stock held by Union Bank as trustee under a GRAT established by another person, which amount reflects distributions during 2007 from the GRAT to the grantor under such GRAT of shares of Class B common stock. Also includes shares of Class A common stock that are owned by entities that the reporting person may be deemed to control, consisting of: (a) 404,500 shares of Class A common stock owned by F&M, of which the reporting person is a director and an executive officer and owns or controls 38.4% of the outstanding voting stock, (b) 1,692,948 shares of Class A common stock held by Union Bank as trustee under several GRATs and Charitable Remainder Unitrusts ("CRUTs"), which amount reflects distributions during 2007 from the GRATs and CRUTs to the grantors under such GRATs and CRUTs of shares of Class A common stock, (c) 2,082,857 shares of Class A common stock held by Union Bank for accounts of Angela L. Muhleisen, a sister of the reporting person, or her spouse,
      (d) 235,000 shares of Class A common stock held by Union Bank for a charitable foundation, (e) 45,000 shares of Class A common stock held by Union Bank for its profit sharing plan, and (f) 2,016,702 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank. The reporting person disclaims beneficial ownership of such shares except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares.

(3)   All amounts in Items 5-9 are as of December 31, 2007.

ITEM 1.

        (a)    Name of Issuer:

               Nelnet, Inc.

        (b)    Address of Issuer's Principal Executive Offices:

               121 South 13th Street
               Suite 201
               Lincoln, Nebraska 68508


ITEM 2.

        (a)    Name of Person Filing:

               Dunlap, Michael S.

        (b)    Address of Principal Business Office or, if none, Residence:

               121 South 13th Street
               Suite 201
               Lincoln, Nebraska 68508

        (c)    Citizenship:

               United States

        (d)    Title of Class of Securities:

               Class A Common Stock

        (e)    CUSIP Number:

               64031N 10 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)    [ ]  Broker or dealer registered under section 15 of the
                    Act (15 U.S.C. 78o).

        (b)    [ ]  Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c).

        (c)    [ ]  Insurance company as defined in section 3(a)(19) of
                    the Act (15 U.S.C. 78c).

        (d)    [ ]  Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)    [ ]  An investment adviser in accordance with
                    ss.240.13d-1(b)(1)(ii)(E);

        (f)    [ ]  An employee benefit plan or endowment fund in
                    accordance with ss. 240.13d-1(b)(1)(ii)(F);

        (g)    [ ]  A parent holding company or control person in
                    accordance with ss. 240.13d-1(b)(1)(ii)(G);

        (h)    [ ]  A savings associations as defined in Section 3(b) of
                    the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)    [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)    [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

(a)     Amount beneficially owned:
        18,561,280

(b)     Percent of class:
        39.0%

(c)     Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:
               8,829,089 (1)

        (ii)   Shared power to vote or to direct the vote:
               9,732,191 (2)

        (iii)  Sole power to dispose or to direct the disposition of:
               8,829,089 (3)

        (iv)   Shared power to dispose or to direct the disposition of:
               9,732,191 (4)


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


ITEM 10. CERTIFICATIONS

        Not applicable.



1. See Item (5) footnotes above.

2. See Item (6) footnotes above.

3. See Item (7) footnotes above.

4. See Item (8) footnotes above.


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




                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  02/14/2008

                                            Michael S. Dunlap

                                            /s/ William J. Munn
                                            ------------------------------------
                                            Name:  William J. Munn
                                            Title:  Attorney-in-fact*


*Pursuant to the power of attorney filed on September 6, 2005 as an exhibit to this statement and incorporated herein by reference.


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